EXHIBIT 99.1

Caledonia Mining Corporation Plc: Exercise of share options

ST HELIER, Jersey, Oct. 03, 2025 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE American, AIM and VFEX: CMCL) (“Caledonia” or “the Company”) announces that two consultants to the Company have exercised options in respect of, in aggregate, 10,000 common shares of no par value each in the Company (the “Option Shares”). The exercise price was US$9.49 per Option Share. Following issue of the Option Shares, the Company will have no outstanding share options.

Application has been made by Caledonia for a number of depositary interests equivalent to the Option Shares to be admitted to trading on AIM and it is anticipated that trading in such securities will commence on October 7, 2025.

Following the issue of the Option Shares, the Company will have a total number of shares in issue of 19,304,784 common shares of no par value each. Caledonia has no shares in treasury; therefore, this figure may be used by holders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, the Company.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker) Scott Mathieson	Tel: +44 20 3100 2000

Camarco, Financial PR (UK) Gordon Poole Elfie Kent	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39